

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

> **Re:** **GATX Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-02328**

Dear Mr. Lyons:

We have reviewed your response letter dated July 10, 2012 have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information with the amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Comprehensive Income, page 53

1. In your response to our prior comment 3, you state that you believe that a reasonable allocation between the lease and maintenance components of your full-service contracts is not readily available and any attempt to force such an allocation would be arbitrary and subjective. However, for purposes of lease classification under ASC 840-10-25-43, which refers to the criteria set forth in ASC 840-10-25-1, the determination of minimum lease payments excludes that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor. Therefore, it is unclear how you determined the proper classification of your leases without making an allocation between the lease and executory cost components of your full-service contracts. Please explain. We may have further comment after reviewing your response.

2. In addition, in your response to our prior comment 3, you state your belief that a separate presentation of income from rentals and services is not applicable. Your belief appears to be based on your assertion that inclusion of executory costs in the lease contracts does not constitute a bundled arrangement of multiple elements. You support this assertion with a reference to ASC 840-10-15-19, which provides that an arrangement should be separated into (a) the lease elements, including related executory costs, and (b) the non-lease elements. However, although we agree that lease elements should be segregated from non-lease elements in accounting for multiple-element arrangements, we don't believe this precludes a separate presentation of the rental income and service revenue components within the lease element of arrangements with your customers. We believe Rule 5-03(b)(1) of Regulation S-X requires the presentation of these different revenue components on a separate and disaggregated basis. Also, we note the disclosures on page 4 stating that you operate an extensive network of service facilities, supplemented by a number of third-party service centers, and that an aggregate of approximately 83,000 service events were performed in 2011 at GATX service facilities and third-party service centers. We believe these disclosures emphasize your ability to provide maintenance services with respect to your fleet of railcars, and the amounts shown as maintenance expense in your Statements of Comprehensive Income underscore the materiality of these maintenance activities. Accordingly, we continue to believe you should revise your financial statements to separately present income from rentals and revenues from maintenance services. Please also expand your disclosure with respect to your accounting policy for recognizing revenue on maintenance services. This expanded disclosure should, at a minimum, address (i) your methodology for allocating between the lease and maintenance components of your full-service contracts, and (ii) the fact that your method of recognizing revenue on a straight-line basis may not coincide with the performance of maintenance services.

3. On a related matter, in your response to our prior comment 3, you state that your executory costs (insurance, maintenance and taxes) relate to the ownership of the assets. However, in your Statements of Comprehensive Income, you exclude maintenance expense from Ownership Costs and instead present maintenance expense as a part of Other Costs and Expenses. Please explain this apparent inconsistency. In your response, please also tell us where the costs of insurance and taxes are reflected in your Statements of Comprehensive Income. If your executory costs are in fact related to the ownership of the assets, we believe it would be consistent with such fact to present these executory costs as part of the Ownership Costs shown in your Statements of Comprehensive Income. Please revise, as appropriate.

Consolidated Statements of Comprehensive Income, page 53

4. We note from your response to our prior comment 4 that you continue to believe your current presentation of share of affiliate earnings on your statements of comprehensive income is appropriate. However, we continue to believe that there are substantial dissimilarities between your joint venture affiliates in your Portfolio Management

segment and your core business. In this regard, we note from your disclosures on page 2 that you lease, operate, manage and remarket long-lived, widely used assets primarily in the rail and marine markets, and that you also invest in joint ventures that complement existing business activities. With respect to the activities of your affiliated companies included in the Portfolio Management segment, which include (i) aircraft spare engine leasing, (ii) liquid bulk shipping and transporting of petrochemical gases, crude oil and liquefied natural gas, and (iii) gas compression equipment leasing, we continue to believe that these businesses are substantially dissimilar to your core business. In this regard, we note your disclosure on page 7, which indicates that the Portfolio Management segment invests in joint ventures to expand presence in key markets, expand geographically and to diversify risks. Due to this diversification of risks and also the dissimilarities of the industries involved, your circumstances do not appear to justify a classification different than the Rule 5-02(b)(12) of Regulation S-X position. As such, we believe that your share of affiliate earnings, as it relates to the affiliates in the Portfolio Management segment, should be reclassified to be presented after income tax expense and before net income. Please revise your Statements of Comprehensive Income accordingly.

5. We note from your response to our prior comment 5 that you continue to believe that the presentation of gains realized on asset sales within revenues is appropriate, and you refer to the guidance in FASB Concepts Statement No. 6 as a source of support for your position. However, we note that paragraph 79 of FASB Concept Statement No. 6 indicates that revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations. By contrast, paragraph 82 indicates that gains are increases in equity (net assets) from peripheral or incidental transactions of an entity. Since the majority of your revenue is generated by the leasing of rail and marine assets, and the income generated by the sale of previously-leased assets is significantly lesser in amount, we believe that gains on the sale of these previously-leased assets would not represent the major or central operations of your business because such gains are peripheral or incidental to your core operations from a financial statement perspective. It should also be noted that, in paragraph 85 of FASB Concept Statement 6, dispositions of used equipment is cited as an example of a gain or loss that is the net result of comparing the proceeds and sacrifices (costs) in peripheral or incidental transactions with other entities. In addition, in the last paragraph of your response to our prior comment 5, you indicate that an immaterial amount of assets met the held for sale criteria as of your balance sheet dates. This appears to further support the notion that sales of previously-leased assets are peripheral or incidental to your core business. While we concur that a distinction between revenues and gains and between expenses and losses depend on the nature of the entity, we continue to believe that it would be inappropriate to recognize two different revenue streams (i.e. leasing of asset and sale of asset) from the same asset. We further continue to believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. In the absence of specific accounting literature that clearly supports your current presentation, we believe you should revise your financial statements.

Consolidated Statements of Cash Flows, page 54

6. We note from your response to our prior comment 7 that scrapping gains, which result from the disposal of railcars at the end of their useful lives, are included in Other Income, a component of revenue, on your Statements of Comprehensive Income. As discussed in our previous comment shown above, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Please revise your financial statements accordingly.

Note 5. Leases, page 62

7. In footnote (a) to your lease obligations table setting forth the future minimum lease payments due under your recourse operating leases, you indicate that minimum rental payments do not include the costs of licenses, taxes, insurance and maintenance, for which GATX is required to pay. Please add similar footnote disclosure to the table on page 63 that sets forth the amounts of your minimum future lease receipts to clarify whether or not such amounts include that portion of the lease receipts representing executory costs such as insurance, maintenance and taxes to be paid by you with respect to the full-service leases with your customers. The aggregate amount of any lease receipts representing these executory costs should also be separately disclosed in the footnote.

Note 23. Financial Data of Business Segments, page 92

8. We note from your response to our prior comment 9 that you do not believe that any of your affiliate investments meet the definition of an operating segment because the CODM does not regularly review detailed operating results of those entities for purposes of making resource allocations, such as making additional investments in the investee, evaluating financial performance, or assessing whether to retain the investor-investee relationship. Please tell us if management receives any other detailed financial information or financial statements from your equity-method affiliates other than the summarized financial data that you disclose in Note 6, Investments in Affiliates. Your response should detail the nature of any financial information you receive from these affiliated companies.

   In addition, please tell us in detail how the CODM uses the earnings from affiliates in his segment analysis and review (e.g., why are the earnings from affiliates included in the reports reviewed by the CODM?). Also, please tell us if and when a review of affiliate investments is done for purposes of making resource allocations, such as making additional investments in the investee, evaluating financial performance, or assessing whether to retain the investor-investee relationship. Please also identify the position of the employee who performs this review. Additionally, please identity the position of any of your employees who serve on the board of directors (or, with respect to partnerships, the management committee) of each of your affiliates.

Finally, as previously requested, please provide us with all of the reports that were provided to the CODM in 2011 for segment reporting purposes.

You may contact Claire Erlanger at (202) 551-3301 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief